O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  RBERENBLAT@OLSHANLAW.COM
DIRECT DIAL:  212.451.2296

December 2, 2014

BY EDGAR, OVERNIGHT COURIER AND ELECTRONIC MAIL

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Forward Industries, Inc.
Preliminary Proxy Statement
Filed November 20, 2014
File No. 001-34780

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 26, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our client, Forward Industries, Inc. (“Forward” or the “Company”), and we provide the following responses on Forward’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Unless otherwise indicated, the page references below are to the marked version of the attached paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.

Preliminary Proxy Statement

Costs of Solicitation

1.
We note that proxies may be solicited by mail, in person or by telephone.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding in your response letter.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

December 2, 2014

Forward confirms that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.

Proposal One: Election of Directors

2.	Please provide the dates of employment for each of Mr. Garrett, Jr.’s jobs during the past five years.

Mr. Garrett’s biographical extract has been updated to disclose the start and end dates of each of his employment positions during the past five years.  See page 7 of the Schedule 14A.

3.
We note your disclosure in the last paragraph of page 6 that you may introduce substitute or additional nominees.  Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Forward confirms that to the extent it introduces substitute or additional nominees, it will file an amended Schedule 14A that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised Schedule 14A and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Reasons for Voting FOR The Company Nominees

4.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  We note the following examples that must be supported:

•	that you have “increased efficiencies throughout the company.”

Forward believes a reasonable factual basis exists for making this statement based on various cost-cutting initiatives taken by management, including transitioning from an in-house to a third-party sourcing operation.  As a result, during the period from FY2011 to FY2013, Forward reduced its sourcing costs by $0.5 million, or 29%, and improved gross margins by 4%, partially neutralizing the negative impact on margins the Company experienced due to competitive pricing pressures.  During this period, operating expenses were reduced by $1.5 million, or 21%, to $5.7 million from $7.2 million.  The disclosure has been revised to include these financial metrics in support of this statement.  See pages 8-9 of the Schedule 14A.

December 2, 2014

•	that the company “has stabilized financially and strengthened its industry position.”

Forward believes a reasonable factual basis exists for making this statement based on its improved financial performance, including the return to profitability in FY2013 which is already disclosed in this section of the Schedule 14A, as well as the improved efficiencies discussed in the response in the prior paragraph.  In addition, during the period from FY2011 to FY2013, revenues increased by $8.1 million, or 35%, to $30.9 million from $22.8 million.  Forward also improved its operating results by $2.8 million, by generating a $0.7 million operating profit for FY2013 as compared to a $2.1 million operating loss in FY2011.  The disclosure has been revised to include these financial metrics in support of this statement.  See pages 8-9 of the Schedule 14A.

See Exhibit A for a Consolidated Statement of Operations and Comprehensive Loss for the Fiscal Years Ended September 30, 2013 and 2011 providing support for the foregoing financial metrics.

Potential Payments Upon Termination or Change in Control

5.
Please revise this section to define “change in control,” to clarify whether the election of the Wise Group’s nominees would constitute such a change in control under the agreements and quantify the payments due Mr. Garrett and Mr. McKenna, if any, following such a change in control.

The disclosure has been revised to include the definition of “change in control” under Mr. Garrett’s employment agreement, to clarify that the election of the Wise Group’s nominees would constitute a “change in control” under his agreement and to describe and quantify the payments that would be due to him under certain circumstances following such a “change in control” under his agreement.  See pages 20-21 of Schedule 14A.

As already disclosed in the Schedule 14A, Forward terminated the employment of Mr. McKenna on August 19, 2014.  Mr. McKenna’s employment agreement was terminated in connection therewith.  Therefore, Mr. McKenna is not entitled to any “change in control” payments.  Accordingly, Forward believes this comment is inapplicable as it relates to Mr. McKenna.

6.
On a related note, disclose whether the election of the Wise Group’s nominees would result in any other obligations of the company being due (i.e., debt acceleration, option vesting acceleration, other change of control payments).

The disclosure has been revised to state that the election of the Wise Group’s nominees could result in the redemption of the Company’s Convertible Preferred Stock.  Forward is not aware of any other obligations that would be triggered as a result of the election of the Wise Group’s nominees.  See page 24 of Schedule 14A.

December 2, 2014

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by Forward containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Ron S. Berenblat

Ron S. Berenblat

cc:	Robert Garrett, Jr., Forward Industries, Inc. Robert H. Friedman, Olshan Frome Wolosky LLP

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by Forward Industries, Inc. (“Forward”) on November 20, 2014, Forward acknowledges the following:

•	Forward is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	Forward may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Forward Industries, Inc.

By:	/s/ Robert Garrett, Jr.
	Name:	Robert Garrett, Jr.
	Title:	Chief Executive Officer

Exhibit A

(FORWARD INDUSTRIES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS)